AGM Group Holdings Inc.

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507

January 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attn: Jeff Kauten

Re:	AGM Group Holdings Inc. Withdrawal of Acceleration Request - Registration Statement on Form F-1 (File No. 333-282420)

Dear Mr. Kauten:

Reference is made to our letter, filed as correspondence via EDGAR on January 27, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on January 29, 2025, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours,

AGM Group Holdings, Inc.

By:	/s/ Bo Zhu
Bo Zhu
Chief Executive Officer